NO ACT

PE
1-4-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005614

January 14, 2011

Bradley A. Haneberg
Kaufman & Canoles, P.C.
Post Office Box 27828
Richmond, VA 23261

Received SEC

JAN 1 4 2011

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-14-11

Re: Commonwealth Biotechnologies, Inc.
Incoming letter dated January 4, 2011

Dear Mr. Haneberg:

This is in response to your letter dated January 4, 2011 concerning the shareholder proposal submitted to CBI by Bill Guo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Bill Guo
Venturepharm Laboratory
Venturepharm Towers
No. 3, Jinzhuang, Sijiqing, Haidian District
Beijing, China PC100089

January 14, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Commonwealth Biotechnologies, Inc.
Incoming letter dated January 4, 2011

The proposal relates to expenses and compensation.

To the extent the submission involves a rule 14a-8 issue, we are unable to conclude that CBI has met its burden of establishing that CBI may exclude the proposal under rule 14a-8(c). We are unable to conclude that CBI has met its burden of establishing that the proposal should be treated as having been submitted by the same shareholder that previously submitted a proposal to the company. Accordingly, we do not believe that CBI may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We note that CBI did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CBI's request that the 80-day requirement be waived.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KAUFMAN & CANOLES
attorneys at law

Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219

Mailing Address
Post Office Box 27828
Richmond, VA 23261

T (804) 771.5700
F (804) 771.5777

kaufCAN.com

Bradley A. Haneberg
(804) 771.5790
bahaneberg@kaufcan.com

January 4, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Commonwealth Biotechnologies, Inc.**
Shareholder Proposals
Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Commonwealth Biotechnologies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its upcoming Special Meeting of Shareholders (collectively, the "Proxy Materials") shareholder proposals received from VenturePharm Laboratories, Ltd ("VPL") on December 21, 2010. The Company is also requesting a waiver from the requirement for this no-action request to be submitted 80 days prior to the Company filing its definitive proxy statement. To assist you in your review, we have also provided background information regarding the sequence of events related to the filing of the Company's preliminary Proxy Materials, the shareholder proposals received to date, and the Company's correspondence with the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission").

BACKGROUND

- The Company filed its preliminary Proxy Materials with the Commission on October 28, 2010.
- VPL submitted a shareholder proposal via email to the Company's board of directors on October 28, 2010, proposing the removal of Richard J. Freer and Paul D'Sylva from the Company's Board of Directors.
- Paul D'Sylva submitted a shareholder proposal via email to the Company's board of Directors on October 31, 2010, proposing the removal of Bill Guo from the Company's board of directors.
- Richard J. Freer submitted separate shareholder proposals on November 3, 2010 and November 7, 2010, proposing that Bill Guo, Eric Tao and Maria Song all be removed from the Company's

board of directors.

- VPL submitted an additional shareholder proposal via email on November 10, 2010, proposing that Samuel P. Sears, Jr. and James D. Causey also be removed from the Company's board of directors in addition to Richard J. Freer and Paul D'Sylva.
- On November 18, 2010, we submitted a no-action request to the Commission, requesting that the Commission concur with the Company's view that the shareholder proposals received from VPL, Mr. D'Sylva and Dr. Freer may be properly omitted from the Company's Proxy Materials.
- On December 27, 2010, we submitted a supplementary request to the Commission, requesting waiver of the requirement under Rule 14a-8(j) requiring no-action requests be submitted 80 days prior to the Company filing its definitive proxy statement.
- On December 28, 2010, the Company received a letter from the Commission advising the Company that the Commission would not recommend enforcement action if the Company chose to exclude the shareholder proposals from VPL, Mr. D'Sylva and Dr. Freer, and waiving the 80-day requirement.
- The board of directors of the Company received additional proposals (the "New Proposals") from VPL on December 21, 2010.

This letter is to inform you that the Company intends to omit from its Proxy Materials the New Proposals received from VPL, and to request a waiver from the requirement for this no-action request to be submitted 80 days prior to the Company filing its definitive proxy statement.

THE PROPOSALS

The following four proposals (which we have listed verbatim) were all submitted by VPL via email to the Company's board of directors on December 21, 2010. A copy of the email correspondence is attached hereto as Exhibit A.

(1) to reduce Richmond every month expenses no more than $8000, until common stock price recovered to $3 per share.
(2) Indefinitely to freeze severance package to Mr. Freer until common stock price recovered to $3.
(3) To freeze all subsidies to Directors until common stock price recovered to $3.
(4) Even Austria operation sold, to freeze the proceeds from the payment to Directors and CEO, until common stock price recovered to $3. The proceeds only can apply for new business development.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the New Proposals may be excluded from the Proxy Materials on the basis of Rule 14a-8(c) because VPL has already submitted its one allowable shareholder proposal.

Rule 14a-8(c) states that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed in our letter dated November 18, 2010, VPL submitted its one allowable proposal on October 28, 2010, thus it is our view that the New Proposals may be properly excluded under Rule 14a-8(c).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the New Proposals from its Proxy Materials. Furthermore, the Company intends to file its Form DEF 14-A on or about January 20, 2011, due to the time-sensitive nature of the proposed transaction which is the subject matter of the proxy statement. VPL has been aware of this proposed transaction for several months as the Company continued negotiations. The Company believes that the proposed transaction is time-sensitive, and any delay may adversely impact the Company's ability to complete such transaction. The outstanding New Proposals by VPL would prohibit the Company from filing its definitive proxy statement until March 25, 2011 without a waiver from the 80-day rule.

For the foregoing reasons, we believe that the Company has good cause to exclude the New Proposals from its Proxy Materials and for its failure to meet the 80-day deadline, and we respectfully request that the Staff waive the deadline for filing the no-action request letter in light of the good cause shown. In the event the Staff is inclined to not grant the requested waiver, we would appreciate an opportunity to discuss this matter further. Please feel free to contact us at (804) 771 5790 if you have any questions or if we can be of further assistance.

Sincerely,



Bradley A. Haneberg

Ring, Zachary B.

From: Haneberg, Bradley A.
Sent: Thursday, December 30, 2010 10:25 AM
To: Shang, Kela
Subject: FW: To the Board of Directors as additional proposals for the special shareholder meeting

Bradley A. Haneberg
Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 E. Cary St.
Richmond, VA 23219

T (804) 771.5790
F (804) 771.5777
bahaneberg@kaufcan.com
www.kaufCAN.com

From: Bill Guo|VENTUREPHARM|????| [mailto:bill@venturepharm.net]
Sent: Tuesday, December 21, 2010 6:56 PM
To: Richard J. Freer
Cc: mariasong; Eric Tao; Paul D'Sylva; James Causey; Sears, Samuel; Haneberg, Bradley A.
Subject: To the Board of Directors as additional proposals for the special shareholder meeting

To the Board of Directors as additional proposals for the special shareholder meeting

As per proprosal from shareholders, I would like to make additional proposals for the special shareholder meeting.
(1)to reduce Richmond every month expenses no more than $8000, until common stock price recovered to $3 per share.
(b)Indefinitely to freeze severance package to Mr. Freer until common stock price recovered to $3.
(c) To freeze all subsidies to Directors until common stock price recovered to $3.
(d)Even Austria operation sold, to freeze the proceeds from the payment to Directors and CEO,until common stock price recovered to $3. The proceeds only can apply for new business development.

Best rgds/bill